FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT
FORM 27 UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT
FORM 27 UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT
FORM 27 UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT
FORM 27 UNDER SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT
FORM 26 UNDER SECTION 76(2) OF THE NEWFOUNDLAND SECURITIES ACT
FORM 25 UNDER SECTION 84(1)(B) OF THE SASKATCHEWAN SECURITIES ACT
NATIONAL POLICY 40 MANITOBA/NEW BRUNSWICK
(INDIVIDUALLY, THE “ACT” AND COLLECTIVELY, THE “SECURITIES ACTS”)

AMENDED MATERIAL CHANGE REPORT

Item 1:	Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Bema Gold Corporation (“Bema” or the “Company) Suite 3100, Three Bentall Centre, 595 Burrard Street Vancouver, B.C. V7X 1J1 Telephone: (604) 681-8371

Item 2:	Date of Material Change

May 16, 2005

Item 3:	Press Release

The Press Release was disseminated on May 16, 2005 to the Toronto Stock Exchange, the American Stock Exchange and the Alternative Investment Market of the London Stock Exchange as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4:	Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Bema Gold Corporation (TSX / AMEX: BGO, AIM: BAU) reports its operating and financial results for the first quarter ended March 31, 2005.

Item 5:	Full Description of Material Change

Bema Gold Corporation (“Bema” or the “Company”) reports its operating and financial results for the first quarter ended March 31, 2005. All dollar figures are in United States dollars unless otherwise indicated.

Financial Results

The Company reported a net loss of $14.8 million, or $0.037 per share, for the first quarter of 2005. The loss for the quarter was due mainly to a write down of the carrying value of the Company’s net smelter royalty interest in the Lo Increible property in Venezuela (see press release dated September 13, 2000) and $4.2 million of Refugio Mine start-up costs, which were expensed prior to the scheduled recommencement of mine operations in the second quarter of 2005. Excluding the write down of the net smelter royalty interest and the Refugio Mine start up costs would have reduced the net loss to $7.5 million, or $0.019 cents per share.

Gold Revenue

Gold revenue in the first quarter of 2005 increased by 9%, over the first quarter of 2005, to $21.5 million on sales of 51,792 ounces of gold at an average realized price of $415 per ounce. The Julietta Mine accounted for $5.5 million of such revenues from the sale of 14,084 ounces of gold at an average price of $392 per ounce, while approximately $16.0 million was contributed by the Petrex Mines from 37,708 ounces of gold sold at an average price of $423 per ounce.

Gold revenue during the first quarter of 2004 totalled $19.7 million on sales of 49,989 ounces at an average realized price of $393 per ounce.

Operations

Bema’s consolidated gold production in the first quarter of 2005 increased by 5% to 55,343 ounces with an operating cash cost of $346(1)(2)(3) and total cash cost of $361 per ounce(1)(2)(3). For the same period of 2004, Bema produced 52,497 ounces of gold with an operating cash cost of $307(3)(4) and total cash cost of $322 per ounce(3)(4). Operating costs remain high in this quarter mainly as a result of the strength of the South African rand verses the US dollar and lower grade ore being processed at the Julietta Mine during the first quarter of 2005 (for details see “Petrex Mines” and “Julietta Mine“ sections below).

(1) In the first quarter of 2005, consolidated operating cash costs are adjusted to reflect a cash gain of $59 per ounce of gold from the exercise of South African rand denominated gold put options. At the Petrex Mines, cash gain from the puts was $82 per ounce of gold.

(2) Julietta Mine costs are net of silver by-product credits.

(3) Operating cash costs are calculated in accordance with the Gold Institute Production Cost Standard and include direct mining, smelting, refining and transportation costs, less silver by-product credits. Total cash costs, calculated in accordance with this Standard, include operating cash costs, royalties and production taxes.

(4) Adjusted for South African rand denominated put option gains from first quarter of 2004.

Liquidity and Capital Resources

The Company ended the quarter with $40.3 million in cash and cash equivalents, compared to $87.1 million at the end of 2004. Working capital at the quarter end was $45.6 million compared to working capital of $85.6 million at the end of December 2004. The decrease in working capital is mainly due to supply purchases and transportation costs incurred for development at the Kupol project, totalling $24.6 million in the quarter. Also contributing to the decrease was $9.2 million in capitalized Refugio Mine construction costs, as well as $4.2 million in Refugio Mine start-up costs that were expensed.

Subsequent to the quarter end, Bema increased the Kupol bridge loan facility with Bayerische Hypo- und Vereinsbank AG ("HVB") from $60 million to $100 million. As of March 31, 2005, $50 million of this facility had been utilized.

Julietta Mine, Russia (Bema 79%)

During the quarter, the Julietta Mine processed 40,307 tonnes of ore at an average gold grade of 14.67 grams per tonne, producing 16,300 ounces of gold at operating cash cost of $270 per ounce and a total cash cost of $323 per ounce. Julietta had a mine operating loss of $1.6 million for the period, but generated cash from operations of approximately $700,000. The high operating costs during the quarter were a result of lower than budgeted gold and silver grades being processed, higher fuel charges and mine equipment availability being low, causing delays in backfilling and subsequently stope availability.

Higher grade ore is being mined in the second quarter and in order to improve productivity and equipment availability, additional supervision has been added to the underground and maintenance departments. Furthermore, additional underground equipment ordered in the fourth quarter of 2004 has been received and is now operating. As a result, the Julietta Mine has exceeded budget thus far in the second quarter.

For the same period last year, the Julietta Mine milled 37,171 tonnes of ore at an average gold grade of 19.5 grams per tonne, producing 20,314 ounces of gold at operating cash cost of $184 per ounce and a total cash cost of $224 per ounce.

Exploration continues at Julietta where a total of approximately 24,000 metres of drilling in 179 surface and underground holes have been completed thus far this year. Significant near surface results in the V-5 vein has resulted in some adjustment in the mine plan to mine near surface material. Drill results from a 75 metre long zone in the V-5 vein contained 48.3 grams per tonne (g/t) gold and 245 g/t silver over 5.95 metres (hole 1141), 40.3 g/t gold and 568 g/t silver over 3.85 metres (hole 1172), and 32.5 g/t gold and 547.3 g/t silver over 4.6 metres (hole 1176). At 60 meters below surface in the same zone, hole 1149 contained 56.4 g/t gold and 103 g/t silver over 4.4 metres. Julietta’s mining department is currently reviewing these results to evaluate scheduling of production from this zone.

Petrex Mines, South Africa (Bema 100%)

The Petrex Mines produced 39,043 ounces of gold during the quarter at a total cash cost of $379 per ounce(1) from 508,170 tonnes of ore milled at an average gold grade of 2.39 grams per tonne. Petrex reported a mine operating loss of $3.1 million which was off-set by a gain of $3.2 million from the exercise of rand denominated put options during the period. Total ounces produced were on budget during the quarter, however, operating costs were 10% over budget as the Petrex mines processed more tonnes of lower grade surface ore than planned, in order to supplement shortfalls of higher grade ore from underground operations. Another factor contributing to the higher operating costs compared to budget was that the average exchange rate of 5.97 rand to the U.S. dollar for the first quarter of 2005 which was approximately 4% stronger than the Company’s budget assumption of 6.2 rand to the U.S. dollar.

During the quarter, the principal underground mining contractor was replaced, which affected underground production to some degree. Final changes to the management and operation of all of the shafts were implemented by the end of March.

Bema has entered into discussions with a number of South African companies regarding possible joint ventures or business combinations involving the Petrex Mines, in an attempt to create a more favourable economic production scenario at Petrex.

During the first quarter of 2004, the Petrex Mines produced 32,183 ounces of gold at a total cash cost of $384 per ounce(2) from 466,435 tonnes of ore milled at an average gold grade of 2.3 grams per tonne.

(1) Total cash costs per ounces are adjusted to reflect a cash gain of $82 per ounce of gold from the exercise of South African rand denominated gold put options in the first quarter of 2005.
(2) Total cash costs per ounces are adjusted to reflect a cash gain of $40 per ounce of gold from the exercise of South African rand denominated gold put options in the first quarter of 2004.

Refugio Mine, Chile (Bema 50%)

The Refugio Mine is in the early stages of commissioning and is expected to reach full production by the third quarter. Bema’s share of estimated production for the remainder of the year is projected at approximately 50,000 ounces of gold. Total cash operating costs are projected at $298 per ounce in 2005, slightly higher than the life of mine projections of $250 per ounce, due to the ramp up period.* The total capital cost of the expansion was reviewed in late March and now stands at $100 million plus a $34 million lease for the new mining fleet (Bema’s share is 50%). The mine plan for the Refugio Mine is being updated and is expected to be completed by mid year.

* These projections have been estimated by Bema.

Kupol Deposit, Russia (Bema 75%)*

Exploration drilling has recommenced at the Kupol project using two drill rigs. The first rig is focused on condemnation drilling, while the second has started exploration drilling in the North zone. The remaining four drills will commence when sufficient water flow has started in the creeks, which is expected before the end of May, 2005. The 2005 program will consist of 45,000 metres of drilling, with the main focus being the follow up of discoveries made late in the 2004 program, specifically deep drilling in the North zone and the offset vein target in the South zone (for details please refer to press release dated September 23, 2004). The deposit remains open to the north and south and numerous other parallel structures remain largely unexplored.

The feasibility study for Kupol is progressing on schedule and is expected to be completed by the end of May 2005. The 2005 development program has commenced consisting of road construction and site earth works. Development activities in the quarter included the completion of an explosive storage area, site roads and commencement of road construction to the airstrip.

*Bema owns 40% and has the right to acquire a 75% interest.

Cerro Casale, Chile (Bema 24%)

In September 2004, Placer Dome Inc. ("Placer Dome") issued a certificate ("Certificate B") under the Shareholders' Agreement indicating that it has commenced, or is continuing to use reasonable commercial efforts to arrange financing for the Cerro Casale project on commercially reasonable and customary terms in accordance with the financing requirements of the Shareholders' Agreement. Subject to the terms of the Shareholders' Agreement, Placer Dome has until the end of 2005 to arrange such financing. Placer Dome is currently updating the feasibility study for Cerro Casale and is advancing discussions on key commercial contracts and long-term marketing off-take arrangements. If Placer Dome elects not to proceed with the project and it is still deemed financeable under the terms of the Shareholders’Agreement, Placer Dome is required to relinquish its interest in Cerro Casale. The Cerro Casale project is located in Chile and is a joint venture between Placer Dome (51%), Bema (24%) and Arizona Star Resource Corp. ("Arizona Star") (25%).

Bid for Arizona Star

Subsequent to the end of the first quarter, Bema decided not to proceed with a proposed offer to purchase shares of Arizona Star, previously announced on December 20, 2004. In addition, the Company has elected not to renew its management contract with Arizona Star and Roger Richer, Bema’s last representative on the Arizona Star Board of Directors, has resigned. Bema reached these decisions due to current market conditions and the Company’s desire to focus on its priority growth projects, the Kupol project and the Refugio Mine.

Gold Forward and Option Contracts

The Company reduced the number of outstanding gold forward and contingent forward contracts by 21,750 ounces during the first quarter of 2005. The Company intends to deliver into all of the outstanding Julietta Mine forward sales contracts on the designated maturity dates out to 2006.

	2005	2006	2007	2008-2012

Gold

Forward contracts (ounces)	30,050	43,350	–	–
Average price per ounce	$350	$319	$–	$–
Dollar denominated -
Put options purchased
$290 strike price (ounces)	19,686	23,790	21,342	38,646
$390 to $422 strike price (ounces)	39,000	68,000	68,000	38,500

	2005	2006	2007	2008-2012

Rand (“ZAR”) denominated –
Put options purchased (ounces)	68,403	–	–	–
Average price per ounce (ZAR)	3,100	–	–	–
Average price per ounce (U.S.) *	$497	$–	$–	$–

Call options sold (ounces)	51,000	57,750	59,000	35,250
Average price per ounce	$466	$462	$462	$465

Contingent forwards (maximum)
$320 strike price (ounces)	5,000	–	–	–
$350 strike price (ounces)	26,250	36,000	36,000	132,000

Silver
Forward contracts (ounces)	200,000	–	–	–
Average price per ounce	$6.27	$–	$–	$–

Put options purchased (ounces)	450,000	600,000	–	–
Average price per ounce	$6.34	$6.34	$–	$–

Call options sold (ounces)	450,000	600,000	–	–
Average price per ounce	$7.65	$7.65	$–	$–

* Based on 6.2342 rand to one U.S. dollar, being the closing exchange rate at March 31, 2005.

The mark-to-market value of the Company’s off balance sheet gold hedge contracts as at March 31, 2005 was approximately negative $2.3 million.

Reserves – Proven and Probable Reserves Attributable to Bema as of December 31, 2004
Project (Ownership)	Mine Type	Cut-off Grade g/t	Gold Price	Classification	Tonnes	Grade			Contained Oz/Lbs
						Gold g/t	Silver g/t	Copper %	Gold Oz	Silver Oz	Copper Lbs
Julietta Mine (79%) [1,2,6,7]	UG	8 g/t Au	$ 375	Proven	67,038	26.83	449.83		57,835	969,530
	UG	8 g/t Au	$ 375	Probable	397,851	21.38	255.16		273,413	3,263,819
	UG	8 g/t Au	$ 375	TOTAL P&P	464,889	22.16	283.23		331,248	4,233,349
Petrex Mines (100%) [1,2]	UG	2 g/t Au	$ 400	Proven	2,062,645	4.53			300,651
	UG	2 g/t Au	$ 400	Probable	3,928,885	4.36			551,242
	UG	2 g/t Au	$ 400	TOTAL P&P	5,991,530	4.42			851,893
Refugio Mine (50%) [1,2] (Verde and Pancho) Including stockpiles	OP		$ 350	Proven	49,160,000	0.88			1,387,500
	OP		$ 350	Probable	12,867,000	0.79			329,000
	OP		$ 350	TOTAL P&P	62,027,000	0.86			1,716,500
Cerro Casale (24%)[1,8] ($0.95/lb Cu)	OP		$ 350	Proven	48,063,840	0.72		0.25	1,112,607		265,081,104
	OP		$ 350	Probable	200,351,760	0.68		0.26	4,380,189		1,148,155,680
	OP		$ 350	TOTAL P&P	248,415,600	0.69		0.26	5,492,795		1,413,236,784

GRAND TOTALS				Total Proven Reserves					2,858,593	969,530	265,081,104
				Total Probable Reserves					5,533,844	3,263,819	1,148,155,680
				Total Proven and Probable Reserves					8,392,437	4,233,349	1,413,236,784

Resources - Measured, indicated and inferred resources attributable to Bema as of December 31, 2004
Project (Ownership)	Mine Type	Cut-off Au g/t	Gold Price	Classification	Tonnes	Grade			Contained Oz/Lbs.
						Gold g/t	Silver g/t	Copper %	Gold g/t	Silver g/t	Copper Lbs.
Julietta Mine (79%) [3,4,5,6,7]	UG	8 g/t Au11	$ 375	Indicated	228,916	18.07	182.20		133,002	1,345,374
	UG	8 g/t Au11	$ 375	Inferred	218,933	21.46	233.38		151,051	1,642,774
Petrex Mines (100%) [3,4,5,10]	UG	2 g/t Au	$ 400	Measured	25,502,394	3.73			3,061,028
	UG	2 g/t Au	$ 400	Indicated	1.794,775	4.37			252,157
	UG	2 g/t Au	$ 400	Total M&I	27,297,169	3.78			3,313,196
	UG+OP		$ 400	Inferred	16,311,045	3.86			2,025,122
Refugio Mine (50%) [3,4,5,9,13] (Verde and Pancho) Within $400 pit shell	OP	0.4 g/t Au	$ 400	Measured	21,688,000	0.78			541,000
	OP	0.4 g/t Au	$ 400	Indicated	11,615,500	0.68			255,500
	OP	0.4 g/t Au	$ 400	Total M&I	33,303,500	0.74			796,500
	OP	0.4 g/t Au	$ 400	Inferred	3,438,000	0.62			688,500
Kupol (75% option),4,5 Undiluted, risk adjusted	UG	6 g/t Au		Indicated	4,802,250	20.30	257.00		3,138,000	39,683,250
	UG	6 g/t Au		Inferred	3,067,500	12.40	171.40		1,227,750	16,904,250
Cerro Casale (24%)[4,5,11,12] (Inclusive of reserves) within $500 pit shell	OP	0.4 g/t Au	$ 500	Measured	48,672,000	0.75		0.25	1,173,600		268,320,000
	OP	0.4 g/t Au	$ 500	Indicated	218,592,000	0.70		0.26	4,927,200		1,263,600,000
	OP	0.4 g/t Au	$ 500	Total M&I	267,264,000	0.71		0.26	6,100,800		1,531,920,000
	OP	0.4 g/t Au	$ 500	Inferred	41,088,000	0.63		0.33	837,600		303,600,000
Quebrada Seca (100%)[4,5]	OP	0.5 g/t Au		Inferred	23,664,000	1.35			1,024,000
Monument Bay (70%)[4,5]	UG	10 g/t Au		Inferred	503,555	18.53			299,946
GRAND TOTALS				Total Measured Resources					4,775,628		268,320,000
				Total Indicated Resources					8,705,859	41,028,824	1,263,600,000
				Total Measured and Indicated Resources					13,481,487[12]	41,028,824	1,531,920,000
				Total Inferred Resources					6,253,969	18,547,024	303,600,000

Notes to Mineral Reserve and Resource Statement

Mineral reserves and resources are classified according to Canadian Institute of Mining (CIM) Standards of mineral reserves and resources.

Qualified Persons for the reserve and/or resource estimates as defined by National Instrument 43-101 were: Brian Scott, P.Geo., Bema’s Chief Geologist – Julietta, Monument Bay; William J. Crowl, R.Geo., Gustavson Associates, LLC – Julietta, Petrex; Wes Hanson, P.Geo., Kinross Gold Corporation – Refugio; Larry B. Smith, R.Geo., C.P.Geo., Amex Mining & Metals Inc. – Cerro Casale; Tom Garagan, P.Geo., Bema’s Vice President, Exploration – Kupol, Quebrada Seca.

See Bema's Annual Information Form ("AIF") dated March 31, 2005 for full details on reserves and resources estimates.

1.	Proven and probable reserves are subject to mill recovery losses.

2.	Proven and probable reserves are reported exclusive of resources.

3.	Mineral resources are reported exclusive of reserves.

4.	Mineral resources are subject to mining dilution and recovery losses. (Reserves are subject to recovery losses).

5.	Subject to mine planning, metallurgical recovery studies and infill drilling to be converted to reserves.

6.	Julietta Mine reserve and resource numbers currently represent a 100% share. Bema is entitled to 100% of mine production at Julietta until the Julietta project loans are fully repaid.

7.	Gold equivalent cut-off (silver included). (Based on $375/oz gold and $6.50/oz. silver).

8.	Proven and probable reserves for Cerro Casale are reported inclusive of resources.

9.	Resource blocks are confined within a $400/oz pit shell.

10.	Petrex open pit inferred resources reported above a 1.0 g/t gold cut-off grade.

11.	Mineral resources were defined within a pit shell designed using $500/oz gold price, $1.25/lb. copper price and operating costs of $3.93/t.

12.	Mineral resources for Cerro Casale are reported inclusive of mineral reserves.

13.	These resource figures for Refugio have been updated from and replace those figures reported in the news release dated May 16, 2005.

Outlook

During the remainder of 2005, Bema expects to achieve several milestones towards its goal of becoming a 1 million ounce per year gold producer. The Refugio Mine has commenced early stage commissioning and is scheduled to achieve full production in the third quarter of this year. At Kupol, the 2005 development program and the 2005 exploration program have both commenced. A bankable feasibility study for the Kupol project is scheduled to be published by the end of May, 2005 and Bema expects to arrange the financing for the project by the third quarter. Finally, Placer Dome is required to arrange financing for the Cerro Casale project by the end of the year.

Item 6:
Reliance on Section 85(2)(BC) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta) or Section 84(2) of the Securities Act (Saskatchewan) or Section 75(3) of the Securities Act (Ontario) or Section 73 of the Securities Act (Quebec) or Section 81(3) of the Securities Act (Nova Scotia)

Not applicable.

Item 7:	Omitted Information

Not applicable

Item 8:	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, Vice-President, Administration, General Counsel and Secretary Suite 3100, Three Bentall Centre 595 Burrard Street Vancouver, B.C. V6E 4S3 Telephone: (604) 681-8371

Item 9:	Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia, this 30th day of May, 2005.